Exhibit 99.1

So-Young Reports Unaudited Fourth Quarter and Fiscal Year 2020 Financial Results

BEIJING, China, March 22, 2021 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•                  Total revenues were RMB424.6 million (US$65.1 million1), an increase of 18.6% from RMB358.2 million in the same period of 2019, in line with our previous guidance.

•                  Net income was RMB37.7 million (US$5.8 million), compared with a net income RMB69.9 million in the same period of 2019.

•                  Non-GAAP net income2 was RMB62.2 million (US$9.5 million), compared with a non-GAAP net income of  RMB86.4 million in the same period of 2019.

Fourth Quarter 2020 Operational Highlights

•                  Average mobile MAUs were 8.9 million, an increase of 142.3% from 3.7 million in the fourth quarter of 2019.

•                  Total number of users purchasing reservation service were 194,769 and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB969.3 million.

•                  Number of paying medical service providers on So-Young’s platform were 4,746, an increase of 40.5% from 3,378 in the fourth quarter of 2019.

Fiscal Year 2020 Financial Highlights

•                 Total revenues were RMB1,295.0 million (US$198.5 million) in the full year 2020, an increase of 12.4% from RMB1,151.6 million in the prior year.

•                 Net income was RMB4.9 million (US$0.7 million) in the full year 2020, compared with a net income RMB176.7 million in the prior year.

•                 Non-GAAP net income was RMB97.0 million (US$14.9 million) in the full year 2020, compared with a non-GAAP net income of RMB280.9 million in the prior year.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “We ended a very challenging year of 2020 with a solid quarter of growth in-line with our guidance. During the past year, we successfully carried out key initiatives that continued to fully leverage our high-quality content, robust technology, and the years of trust we have built with users and medical service providers in China. Strong user growth momentum continued in the fourth quarter due to the expansion of our content library and the launch of innovative services such as “VR Store” and “Live Diagnosis”.  In the fourth quarter of 2020, the average mobile MAUs reached 8.9 million, an increase of 142.3% from the same period in 2019, and the number of paying medical service providers on So-Young’s platform were 4,746, up 40.5% year-over-year.”

1  This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.5250 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on December 31, 2020.

2  Non-GAAP net income is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Mr. Jin continued, “Looking at 2021, we are continuously enhancing our community-based content offerings to address different needs from the enlarged pool of users, especially those who are core consumers for medical aesthetic services. On the business front, we will continue to solidify our advantages in plastic surgery, which has been traditionally our strength while we will also capture the tremendous opportunities in non-surgical categories which will continue their strong growth in the coming year. Lastly, we will continue to upgrade our products and services and improve user experience. Looking forward into the future, we will fully leverage our competitive edges in content offering, technology and user base, be user-centric, deeply explore the medical aesthetic industrial chain, and become the most trusted platform in the broader consumption healthcare service industry starting from aesthetics.”

Mr. Min Yu, Chief Financial Officer of So-Young, also commented, “Total revenues for the fourth quarter were RMB424.6 million, up 18.6% year-over-year, primarily due to an increase in the number of paying medical service providers on the platform. We also maintained our gross margin at 85.0% in the fourth quarter of 2020, compared to 83.7% in the same period last year, reflecting the ongoing optimization of our business model and effective cost control measures. Going forward, we are confident that we are on track to fully recover from the impact of the COVID-19 pandemic and continuously deliver long-term value to our shareholders.”

Fourth Quarter 2020 Financial Results

Revenues

Total revenues were RMB424.6 million (US$65.1 million), an increase of 18.6% from RMB358.2 million in the same period of 2019. The increase was primarily due to an increase in the number of paying medical service providers which gradually recovered operation as the COVID-19 pandemic has become more controlled in China.

•                      Information services revenues were RMB335.9 million (US$51.5 million), an increase of 27.0% from RMB264.5 million in the same period of 2019. The increase was mainly due to an increase in average revenue per paying medical service provider. Total number of paying medical service providers subscribing to information services on So-Young’s platform was 2,239 during the quarter.

•                      Reservation services revenues were RMB88.7 million (US$13.6 million), a decrease of 5.3% from RMB93.7 million in the same period of 2019. The decrease was primarily because surgical transactions were still gradually recovering to the peak season of last year before the Covid-19 pandemic.

Cost of Revenues

Cost of revenues were RMB63.6 million (US$9.8 million), an increase of 8.7% from RMB58.5 million in the fourth quarter of 2019. Cost of revenues included share-based compensation expenses of RMB5.0 million (US$0.8 million) during the fourth quarter of 2020, compared with RMB4.1 million in the corresponding period of 2019.

Operating Expenses

Total operating expenses were RMB331.2 million (US$50.8 million), an increase of 48.6% from RMB222.9 million in the fourth quarter of 2019.

•                      Sales and marketing expenses were RMB210.4 million (US$32.2 million), an increase of 59.2% from RMB132.2 million in the fourth quarter of 2019. The increase was primarily due to an increase in expenses associated with marketing activities and payroll costs. Sales and marketing expenses for the fourth quarter of 2020 included share-based compensation expenses of RMB2.2 million (US$0.3 million), compared with RMB2.4 million in the corresponding period of 2019.

•                      General and administrative expenses were RMB49.9 million (US$7.6 million), an increase of 38.4% from RMB36.0 million in the fourth quarter of 2019. The increase was primarily due to an increase in payroll costs associated with the expansion of administrative employees. General and administrative expenses for the fourth quarter of 2020 included share-based compensation expenses of RMB11.3 million (US$1.7 million), compared with RMB5.1 million in the corresponding period of 2019.

•                      Research and development expenses were RMB70.9 million (US$10.9 million), an increase of 29.6% from RMB54.7 million in the fourth quarter of 2019. The increase was primarily attributable to an increase in payroll costs. Research and development expenses for the fourth quarter of 2020 included share-based compensation expenses of RMB5.9 million (US$0.9 million) , compared with RMB4.9 million in the corresponding period of 2019.

Income Tax Expenses

Income tax expenses were RMB13.0 million (US$2.0 million), compared with RMB29.0 million income tax expenses in the same period of 2019. The change was mainly due to the decrease in taxable income.

Net income

Net income was RMB37.7 million (US$5.8 million), compared with a net income RMB69.9 million in the fourth quarter of 2019.

Non-GAAP net income

Non-GAAP net income, which excludes the impact of share-based compensation expenses, was RMB62.2 million (US$9.5 million), compared with RMB86.4 million non-GAAP net income in the same period of 2019.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.36 (US$0.06) and RMB0.35 (US$0.05), compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.68 and RMB0.65 in the same period of 2019.

Fiscal Year 2020 Financial Results

Revenues

Total revenues were RMB1,295.0 million (US$198.5 million), an increase of 12.4% from RMB1,151.6 million in fiscal year 2019.

•                      Information services revenues were RMB962.1 million (US$147.4 million), an increase of 15.4% from RMB833.4 million in fiscal year 2019. The increase was primarily attributable to an increase in average revenue per medical service provider as they increasingly allocate a larger proportion of their marketing budgets to So-Young’s platform.

•                      Reservation services revenues were RMB332.9 million (US$51.0 million), an increase of 4.6% from RMB318.2 million in fiscal year 2019. The increase was primarily due to an increase in the number of purchasing users.

Cost of Revenues

Cost of revenues were RMB212.2 million (US$32.5 million), an increase of 6.8% from RMB198.6 million in fiscal year 2019. The increase was primarily due to an increase in servers cost related to online platform development. In addition, cost of revenues for 2020 included share-based compensation expenses of RMB18.3 million (US$2.8 million) compared to RMB12.8 million in 2019.

Operating Expenses

Total operating expenses were RMB1,139.5 million (US$174.6 million), an increase of 41.1% from RMB807.8 million in fiscal year 2019.

•                      Sales and marketing expenses were RMB726.3 million (US$111.3 million), an increase of 54.5% from RMB470.0 million in fiscal year 2019. The increase was primarily due to an increase in expenses associated with branding and marketing activities. Sales and marketing expenses for 2020 included share-based compensation expenses of RMB6.7 million (US$1.0 million), compared to RMB8.5 million in 2019.

•                      General and administrative expenses were RMB184.0 million (US$28.2 million), an increase of 14.6% from RMB160.5 million in fiscal year 2019. This was primarily due to an increase in personnel related expenses. General and administrative expenses for 2020 included share-based compensation expenses of RMB46.0 million (US$7.1 million), compared to RMB61.6 million in 2019.

•                      Research and development expenses were RMB229.2 million (US$35.1 million), an increase of 29.3% from RMB177.3 million in fiscal year 2019. The increase was primarily attributable to an increase in personnel related expenses. Research and development expenses for 2020 included share-based compensation expenses of RMB21.1 million (US$3.2 million), compared to RMB21.4 million in 2019.

Income Tax (Expenses)/Benefit

Income tax benefit was RMB4.8 million (US$0.7 million), compared with income tax expenses of RMB49.7 million in fiscal year 2019. The income tax benefit was derived from a change in the preferential income tax rate of one of So-Young’s subsidiaries, which resulted in a refund of RMB16.4 million for tax paid in previous periods.

Net Income

Net income was RMB4.9 million (US$0.7 million), compared with RMB176.7 million in fiscal year 2019.

Non-GAAP net income

Non-GAAP net income, which excludes the impact of share-based compensation expenses, was RMB97.0 million (US$14.9 million), compared to RMB280.9 million in fiscal year 2019.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.05 (US$0.01) and RMB0.05 (US$0.01), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB1.64 and RMB1.54 in fiscal year 2019.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of December 31, 2020, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB2,676.0 million (US$410.1 million), compared with RMB2,844.0 million as of December 31, 2019.

Business Outlook

For the first quarter of 2021, So-Young expects total revenues to be between RMB320 million (US$49.0 million) and RMB330 million (US$50.6 million), representing a 75.3% to 80.8% increase from the same period in 2020. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyze and predict, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations and non-GAAP net income by excluding share-based compensation expenses from income from operations and net income, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Monday, March 22, 2021, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/2133378.

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through 8:59 AM U.S. Eastern Time, March 30, 2021. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	2133378

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian XU

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	884,676	1,127,055	172,729
Restricted cash and term deposits	16,509	21,865	3,352
Trade receivables	26,110	52,871	8,103
Receivables from online payment platforms	13,429	16,182	2,480
Amounts due from related parties	5,815	7,764	1,190
Term deposits and short-term investments	1,942,860	1,527,088	234,036
Prepayment and other current assets	67,628	43,190	6,619
Total current assets	2,957,027	2,796,015	428,509
Non-current assets:
Long-term investments	45,980	166,100	25,456
Intangible assets	726	60,029	9,200
Goodwill	—	48,500	7,433
Property and equipment, net	32,341	29,830	4,572
Deferred tax assets	35,208	55,520	8,509
Operating lease right-of-use assets	144,488	120,140	18,412
Other non-current assets	14,184	15,878	2,433
Total non-current assets	272,927	495,997	76,015
Total assets	3,229,954	3,292,012	504,524

Liabilities
Current liabilities:
Taxes payable	65,605	60,070	9,207
Contract liabilities	93,725	135,385	20,749
Salary and welfare payables	100,676	95,758	14,676
Amounts due to related parties	2,620	2,404	368
Accrued expenses and other current liabilities	166,088	237,785	36,442
Operating lease liabilities-current	37,799	39,468	6,049
Total current liabilities	466,513	570,870	87,491
Non-current liabilities:
Operating lease liabilities-non current	120,803	93,044	14,260
Deferred tax liabilities	—	8,522	1,306
Total non-current liabilities	120,803	101,566	15,566
Total liabilities	587,316	672,436	103,057

Mezzanine equity
Redeemable non-controlling interests	—	23,205	3,556
Total mezzanine equity	—	23,205	3,556

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Shareholders’ equity:
Class A Ordinary shares (US$ 0.0005 par value; 750,000,000 shares authorized as of December 31, 2019 and December 31, 2020; 69,371,718 and 70,212,159 shares issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	221	224	34
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2019 and December 31, 2020; 12,000,000 shares issued and outstanding as of December 31, 2019 and December 31, 2020)	37	37	6
Additional paid-in capital	2,799,336	2,892,268	443,259
Statutory reserves	10,562	10,562	1,619
Accumulated deficit	(259,251)	(254,228)	(38,962)
Accumulated other comprehensive income/(loss)	91,733	(52,492)	(8,045)
Total shareholders’ equity	2,642,638	2,596,371	397,911
Total liabilities, mezzanine equity and shareholders’ equity	3,229,954	3,292,012	504,524

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Information services	264,517	335,911	51,481	833,422	962,089	147,447
Reservation services	93,657	88,724	13,597	318,215	332,899	51,019
Total revenues	358,174	424,635	65,078	1,151,637	1,294,988	198,466
Cost of revenues	(58,511)	(63,620)	(9,750)	(198,630)	(212,206)	(32,522)
Gross profit	299,663	361,015	55,328	953,007	1,082,782	165,944
Operating expenses:
Sales and marketing expenses	(132,152)	(210,378)	(32,242)	(470,033)	(726,297)	(111,310)
General and administrative expenses	(36,039)	(49,888)	(7,646)	(160,531)	(183,987)	(28,197)
Research and development expenses	(54,709)	(70,920)	(10,869)	(177,268)	(229,192)	(35,125)
Total operating expenses	(222,900)	(331,186)	(50,757)	(807,832)	(1,139,476)	(174,632)
Income/(loss) from operations	76,763	29,829	4,571	145,175	(56,694)	(8,688)
Other income/(expenses):
Investment income	4,144	3,130	480	8,698	13,599	2,084
Interest income	13,517	6,753	1,035	45,045	39,669	6,080
Exchange gains/(losses)	441	(603)	(92)	(3,235)	(1,118)	(171)
Impairment of long-term investments	(4,000)	—	—	(4,000)	—	—
Share of income/(losses) of equity method investee	—	198	30	—	(4,279)	(656)
Others, net	8,089	11,407	1,748	34,776	8,916	1,366
Income before tax	98,954	50,714	7,772	226,459	93	15
Income tax (expenses)/benefit	(29,009)	(12,997)	(1,992)	(49,735)	4,784	733
Net income	69,945	37,717	5,780	176,724	4,877	748
Net loss attributable to noncontrolling interests	—	(930)	(143)	—	(930)	(143)
Net income attributable to So-Young International Inc.	69,945	38,647	5,923	176,724	5,807	891
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	(50,219)	—	—
Net income attributable to ordinary shareholders of the Company	69,945	38,647	5,923	126,505	5,807	891

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net income per ordinary share
Net earnings per ordinary share attributable to ordinary shareholder - basic	0.89	0.47	0.07	2.13	0.07	0.01
Net earnings per ordinary share attributable to ordinary shareholder - diluted	0.84	0.46	0.07	2.00	0.07	0.01
Net earnings per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.68	0.36	0.06	1.64	0.05	0.01
Net earnings per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.65	0.35	0.05	1.54	0.05	0.01
Weighted average number of ordinary shares used in computing earnings per share, basic*	79,030,547	81,904,047	81,904,047	59,357,935	81,534,991	81,534,991
Weighted average number of ordinary shares used in computing earnings per share, diluted*	82,942,043	84,108,250	84,108,250	63,309,091	83,781,406	83,781,406

Share-based compensation expenses included in:
Cost of revenues	(4,052)	(5,040)	(772)	(12,752)	(18,327)	(2,809)
Sales and marketing expenses	(2,369)	(2,183)	(335)	(8,479)	(6,711)	(1,029)
General and administrative expenses	(5,074)	(11,311)	(1,733)	(61,579)	(46,001)	(7,050)
Research and development expenses	(4,934)	(5,943)	(911)	(21,401)	(21,131)	(3,238)

*  Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
GAAP income/(loss) from operations	76,763	29,829	4,571	145,175	(56,694)	(8,688)
Add back: Shared-based compensation expenses	16,429	24,477	3,751	104,211	92,170	14,126
Non-GAAP income from operations	93,192	54,306	8,322	249,386	35,476	5,438

GAAP Net income	69,945	37,717	5,780	176,724	4,877	748
Add back: Shared-based compensation expenses	16,429	24,477	3,751	104,211	92,170	14,126
Non-GAAP net income	86,374	62,194	9,531	280,935	97,047	14,874